NEWS RELEASE	ELD No. 10-14
TSX: ELD NYSE: EGO ASX: EAU	August 19, 2010

Kisladag Resource and Reserve Update

Reserves Continue to Grow

VANCOUVER, BC – Paul N. Wright, President & Chief Executive Officer of Eldorado Gold Corporation (“Eldorado” the “Company” or “we”), is pleased to provide an update on the mineral resources and reserves for the Kisladag Mine, in Turkey. The update is based on the drilling performed to date during 2010.  An additional 9,000-meter diamond drilling program has been approved which will target the still-open western extent of mineralization as well as inferred resources lying below the current US$950 pit bottom. The results from this additional program will be included in the 2010 year end mineral resource and reserve estimate.

Table 1 below shows the resources and reserves updated as of June 30, 2010 for the Kisladag mine.  Measured and indicated gold resources have increased by 0.85 million ounces to 11.12 million ounces and inferred resources have increased by 0.82 million ounces to 3.77 million ounces for a total resource increase of 1.67 million ounces of gold.

Based on the new resource model and using a gold price of US$950 per ounce, proven and probable gold reserves have increased by 0.98 million ounces to 7.79 million ounces. Figures 1 and 2, are E-W and N-S cross sections through the centre of the deposit illustrating the increase by comparing the 2009 pit design with the current pit design.  These additional ounces have been added to the Company’s inventory at an incremental cost of approximately US$4.00 per ounce. Economic pit runs performed at current gold prices (approximately US$1,200 per ounce) result in 8.5 million ounces in the pit shell from measured and indicated resources.

Table 1:  Kisladag Mineral Resource and Reserve Estimates

	As of June 30, 2010			As of December 31, 2009
Resource Category	Tonnes (x1000)	Grade (Au g/t)	In-situ Gold ounces (x1000)	Tonnes (x1000)	Grade (Au g/t)	In-situ Gold ounces (x1000)
Measured	98,049	0.93	2,932	82,904	0.93	2,490
Indicated	382,872	0.67	8,186	329,345	0.74	7,783
M + I	480,921	0.72	11,118	412,249	0.78	10,273
Inferred	264,183	0.44	3,771	182,083	0.50	2,950

Reserve Category	Tonnes (x1000)	Grade (Au g/t)	In-situ Gold ounces (x1000)	Tonnes (x1000)	Grade (Au g/t)	In-situ Gold ounces (x1000)
Proven	78,576	1.07	2,695	68,230	1.05	2,312
Probable	185,784	0.85	5,099	149,240	0.94	4,504
Proven+Probable	264,360	0.92	7,794	217,470	0.97	6,816

Notes:  1) Stephen Juras, Ph.D., P.Geo., Director, Technical Services is the qualified person responsible for the Kisladag mineral resource estimate. 2) The new mineral resource is reported at a 0.3 g/t Au cut-off grade.  3)  Richard Miller, P.Eng. and Manager, Mining for the Company, is the qualified person responsible for the Kisladag mineral reserve estimate.  4) The newmineral reserve is reported at a cut-off grade of 0.35 g/t for oxide ore and 0.50 g/t for sulphide ore using a US$950 per ounce gold price.  5) The Kisladag mineral reserves are inclusive to the mineral resources.

In addition to the diamond drilling program scheduled for the remainder of the year, we have embarked on a metallurgical testing program designed to confirm recovery levels from various ore types and have also initiated a mining equipment study to determine the optimal truck and shovel sizes to reflect the resource increase realized subsequent to the feasibility study and equipment selection.   Preliminary results support that a move to larger loading and hauling equipment with the attendant reduction in operating costs, will significantly improve the performance of the Kisladag mine through accessing more of the 11.1 million ounces of measured and indicated resources presently defined.

Table 2 below shows the resource and reserve updates published since the original feasibility study in March 2003. Gold reserves have increased by 3.26 million ounces, which when combined with the gold ounces placed on the leach pad represents a doubling of the reserve base since March 2003. Similar increases have also been achieved for both measured and indicated and inferred resources.

Table 2:  Kisladag Historical Mineral Resource and Mineral Reserve Estimates

	In-situ Gold ounces (x1000)
Date	M+I Resources	Inferred Resources	P+P Reserves	Ounces Placed on Pad (x1000)
Feasibility (March 2003)	6,050	1,810	4,532	-
Sep 15, 2003	7,193	1,198	5,062	-
Jan 1, 2007	6,977	1,097	4,842	209
Jan 1, 2008	7,751	3,346	5,500	200
Jan 1, 2009	7,862	2,552	5,523	308
Jan 1, 2010	10,273	2,950	6,816	383
Jul 1, 2010	11,118	3,771	7,794	201

Eldorado is a gold producing, exploration and development company actively growing businesses in Brazil, China, Greece, Turkey and surrounding regions. We remain one of the lowest cost pure gold producers.  With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President & Chief Executive Officer

Notes on mineral resources and assay data

Stephen Juras, Ph.D., P.Geo., Director, Technical Services is the qualified person responsible for the Kisladag mineral resource estimate.  Samples from the Kisladag drilling were prepared at Eldorado's facility in Turkey and assayed at the ALS facility in Vancouver, Canada. Analysis for gold was done on sawn half core samples using fire assay (AA finish or Gravimetric Finish). Standard reference materials, blank and field duplicate samples were regularly inserted prior to shipment from the preparation site to monitor and control the quality of the assay data. The estimates were made from 3D block models utilizing commercial mine planning software (MineSight®).    The work used data from 392 diamond and RC drill holes, of which 42 were new diamond drill holes.  Lithology and mineralization models were revised to these new data.  Mineralized shells were generated using PACK (probability assisted constrained kriging) methods at threshold gold grades equal to 0.20 g/t.  Grade interpolation estimated values for gold by ordinary kriging.  The estimates were based on 5 m composited assays which were not capped priorto compositing and interpolation.  Instead, control of infrequent extreme grades incorporated a series of outlier restricted protocols.  The mineralized shell to background boundaries were treated as “hard” for the purposes of gold interpolation.  The lithology-based domains were also treated as “hard” for the purposes of gold interpolation relative to other lithologies.  Resource classification into Measured, Indicated and Inferred mineral resources used logic consistent with the CIM definitions referred to in National Instrument 43-101.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.  Forward-looking statements or information herein include, but are not limited, to statements or information with respect to the update to the mineral resources and mineral reserves for the Kisladag Mine.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  the number of shares issued is  subject to certain adjustments; gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 31, 2010.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Cautionary Note Regarding Mineral Reserves and Mineral Resources

The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.  These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, “Inferred Mineral Resource” used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

For a detailed discussion of resource and reserve estimates and related matters see the Company’s reports, including the Annual Information Form and Form 40-F dated March 31, 2010  and technical reports filed under the Company’s name at www.sedar.com and www.sec.gov respectively.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources

Note to U.S. Investors.  While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings.  With respect to “indicated mineral resource” and “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO). Eldorado’s CHESS Depositary Interests (CDIs) trade on the Australian Securities Exchange (ASX: EAU).   The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Vice President Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: laurelw@eldoradogold.com

Figure 1: EW Section Through Kisladag Deposit Showing Outlines of 2009 versus 2010 Q2 Pits

W
E
Current Pit
1000
2009 Pit
800
+1 g/t Zone
2010-Q2 Pit
600
400
Schist
Volcanic
Rocks
Intrusions
200
-50
0
50
100
m
Limit of Known
Gold Mineralization

Figure 2: NS Section Through Kisladag Deposit Showing  Outlines of 2009 versus 2010 Q2 Pits

S
N
Current Pit
1000
+1 g/t Zone
2009 Pit
800
Volcanic
Rocks
2010-Q2 Pit
Intrusions
600
Limit of Known
Gold Mineralization
400
Volcanic
Rocks
Schist
200
-50
0
50
100
m